SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.   )

                              Call-Solutions Inc.
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                                (NAME OF ISSUER)

                          Convertible Preferred Stock
                                and Common Stock
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                         (TITLE OF CLASS OF SECURITIES)


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                                 (CUSIP NUMBER)
                               Dr. Robert Gilmore
                          2250 Warrensville Center Rd
                          University Heights, OH 44118
                                 1.888.370.9654
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 18, 2003
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC  (08-00)
CUSIP  No.

(1)    Names  of  Reporting  Persons
       I.R.S. Identification Nos. of above persons (entities only)

       Dr. Robert Gilmore
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)(x)

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(3)    SEC Use Only

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(4)    Source of Funds (See Instructions)
          PF
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(5)    Check  if  Disclosure  of  Legal  Proceedings  Is Required Pursuant to
       Items  2(d)  or  2(e)
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(6)    Citizenship or Place of Organization

       University Heights, OH
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               (7)   Sole Voting Power
  Number of
                     92,000,000
   Shares      -----------------------------------------------------------------
 Beneficially  (8)   Shared Voting Power
  Owned by
                     0
    Each       -----------------------------------------------------------------
  Reporting
               (9)   Sole Dispositive Power
 Person With         92,000,000
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               (10)  Shared Dispositive Power

                     0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person 460 shares of
     Convertible Preferred Stock, convertible into 92,000,000 shares of Call-Solutions' common stock.
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(12) Check  if  the  Aggregate  Amount  in  Row  (11)  Excludes  Certain
     Shares  (See  Instructions)

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(13) Percent  of  Class  Represented  by  Amount  in  Row  (11)

     21.86%

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(14) Type  of  Reporting  Person  (See  Instructions)
     IN
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
ITEM  1:  SECURITY  AND  ISSUER

This statement relates to the common stock and preferred stock of Call-Solutions, Inc., a California Corporation. The holders of the preferred stock may vote their shares on an "as if converted" basis. Call-Solutions, Inc. principal office is located at 2250 Warrensville Center Road, University Heights, OH 44118.


ITEM  2:  IDENTITY  AND  BACKGROUND

     (a)  This statement is being filed by Dr. Robert Gilmore.

     (b) Dr. Gilmore's business address is 2250 Warrensville Center Road, University Heights, OH 44118.

     (c) Dr. Gilmore is a Dental Surgeon with his practice and office located at 2250 Warrensville Center Road, University Heights, OH 44118.

     (d) During the last five years, Dr. Gilmore has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, Dr. Gilmore was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f)  Robert Gilmore is a citizen of the United States and resident of Ohio.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


The Board of Directors was informed that those 1,375 Shares of Convertible Preferred Call-Solutions, Inc. Stock issued to Dr. Talmadge McKinney were being held in trust by him for the benefit of Dr. Frederick Harris, Dr. Robert Gilmore, Dr. Charles Harper and Dr. Norman DeLoach.

Dr. Frederick Harris, Dr. Robert Gilmore, Dr. Charles Harper and Dr. Norman DeLoach presented sufficient proof to the Board of Directors that they should be the owners of those 1,375 Shares of Convertible Preferred Call-Solutions, Inc. Stock held to Dr. Talmadge McKinney.

Dr. Frederick Harris, Dr. Robert Gilmore, Dr. Charles Harper and Dr. Norman DeLoach have come to the Board of Directors for a fair and quick resolution of this matter.

The Board of Directors has determined that it will cancel the 1,375 Shares of Convertible Preferred Call-Solutions Stock held by Dr. Talmadge McKinney, and issue them on a pro-rata basis as follows:

460 Shares of Convertible Preferred Call-Solutions Stock to Dr. Charles Harper; 460 Shares of Convertible Preferred Call-Solutions Stock to Dr. Robert Gilmore; 297 Shares of Convertible Preferred Call-Solutions Stock to Dr. Frederick Harris; 129 Shares of Convertible Preferred Call-Solutions Stock to Dr. Talmadge McKinney; and 30 Shares of Convertible Preferred Call-Solutions Stock to Dr. Norman DeLoach.

All of these shares are convertible to common shares upon demand. All preferred shares are voting shares and may be voted as common shares when issued.

ITEM  4.  PURPOSE  OF  TRANSACTION

The purpose of the transaction is to transfer those shares of stock held in trust By Dr. Talmadge McKinney to Dr. Frederick Harris, Dr. Robert Gilmore, Dr. Charles Harper and Dr. DeLoach and to change ownership control of the Call-Solutions, For the purpose of establishing a new board of directors and management with the purpose of developing assets and business for Call-Solutions.


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

          a. According to Call-Solutions, there were 81,495,911 shares of common stock outstanding as of June 30, 2003. On November 5, 2002, Call-Solutions' Board of Directors agreed to issue 1,697 shares of preferred stock with the value of $1,000 per share. The preferred stock is convertible at the rate of $.005 per share and could convert into 339,400,000 shares of common stock. The preferred stock holders can vote their shares as if converted. The aggregate shares that may vote are 420,895,911. Dr. Gilmore beneficially owns 460 shares of Convertible Preferred Stock. Dr. Gilmore has the right to vote 92,000,000 of these shares. Dr. Gilmore's shares represent 21.86%. Dr. Gilmore has the sole power to vote the 460 shares of convertible preferred stock or 92,000,000 as if the preferred stock was converted.

          b. Dr. Gilmore has the power to vote the 92,000,000 shares of common stock, and Dr. Gilmore has the sole power to vote the 460 shares of convertible preferred stock or 92,000,000 votes as if converted.

          c. Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to Call-Solutions shares effected during the past sixty days by Robert Gilmore.

          d.   Not applicable.

          e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

Resolution of the Board of Directors dated June 1, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 18, 2003
/s/
-------------------------
Robert Gilmore




Exhibit A
Resolution of the Board of Directors dated June 1, 2003

                                   RESOLUTION
                            OF THE BOARD OF DIRECTORS
                              DATED: JUNE 1, 2003

     WHEREAS, the Board of Directors has been informed that those 1,375 Shares of Convertible Preferred Call-Solutions, Inc. Stock issued to Dr. Talmadge McKinney were being held in trust by him for the benefit of Dr. Charles Harper, Dr. Robert Gilmore, Dr. Frederick Harris and Dr. Norman DeLoach;

     WHEREAS, Dr. Charles Harper, Dr. Robert Gilmore, Dr. Frederick Harris and Dr. Norman DeLoach have presented sufficient proof to the Board of Directors that they should be the owners of those 1,375 Shares of Convertible Preferred Call-Solutions, Inc. Stock issued to Dr. Talmadge McKinney;

     WHEREAS, Dr. Charles Harper, Dr. Robert Gilmore, Dr. Frederick Harris and Dr. Norman DeLoach have come to the Board of Directors for a fair and quick resolution of this matter;

     WHEREAS, The Board of Directors has determined that it will cancel the 1,375 Shares of Convertible Preferred Call-Solutions Stock held by Dr. Talmadge McKinney, and issue them on a pro-rata basis as follows:

460 Shares of Convertible Preferred Call-Solutions Stock to Dr. Charles Harper; 460 Shares of Convertible Preferred Call-Solutions Stock to Dr. Robert Gilmore; 297 Shares of Convertible Preferred Call-Solutions Stock to Dr. Frederick Harris; 129 Shares of Convertible Preferred Call-Solutions Stock to Dr. Talmadge McKinney; and 30 Shares of Convertible Preferred Call-Solutions Stock to Dr. Norman DeLoach of Convertible Preferred Call-Solutions Stock.

     NOW THEREFORE IN CONSIDERATION OF THE FOREGOING RECITALS, THE BOARD OF DIRECTORS HEREBY ADOPTS AND RESOLVES THE FOLLOWING:

     1. That the 1,375 shares of Convertible Preferred Call-Solutions, Inc. Stock, held In Trust by Dr. Talmadge McKinney are hereby canceled.

     2. That new Shares of Convertible Preferred Call-Solutions, Inc. Stock will be issued as follows:

          a. 460 Shares of Convertible Preferred Call-Solutions Stock to Dr. Charles Harper;
          b. 460 Shares of Convertible Preferred Call-Solutions Stock to Dr. Robert Gilmore;
          c. 297 Shares of Convertible Preferred Call-Solutions Stock to Dr. Frederick Harris of Convertible Preferred Call-Solutions Stock;
          d. 30 Shares of Convertible Preferred Call-Solutions Stock to Dr. Norman DeLoach; and
          e. 129 Share of Convertible Preferred Call-Solutions Stock to Dr. Talmadge McKinney.

     3. The Board of Directors is instructed to conduct any further investigation or audits as may be necessary to verify the accuracy of the board's decision, and that the Board of Directors complete any registrations or filings to comply with any applicable local, state or federal laws.


________________________                                 _______________________
DR   BASHIRUDDIN USAMA                                   DR. CHARLES HARPER

Date:    ________                                        Date:  ___________

I, Dr. Bashiruddin Usama, hereby certify that the foregoing resolution of the board of directors are true and correct.

DATE:   JUNE 1, 2003

_________________________________
DR   BASHIRUDDIN USAMA


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